Tower Executive Suites

19901 Southwest Freeway
Sugar Land, Texas 77479
281-207-5400   fax 281-207-5401

Opening Charges Invoice

Date: October 21, 2009   Service to Begin: November 1, 2009

Office(s) Number: 121

Client: Patrick Reames

Firm: UtiliPoint International, Inc.

Address: 6000 Uptown Blvd, Suite 314

            Albuquerque, NM   87110

Telephone: 832-687-4736   Fax:

E-mail: preames@utilipoint.com

MONTHLY FIXED FEES:

Basic Monthly Fee		$ 750.00
Personalized telephone answering,		
conference room usage, and coffee service.		
TeleCommunications		
Package	$185.00 plus tax	$ 185.00
Ala Carte	$150.00 plus tax	$ -
Furniture Rental		$ -
Other Charges:		$ -
	TOTAL MONTHLY CHARGES	$ 935.00

OPENING CHARGES/DEPOSITS (ONE-TIME):

Security Deposit - One Month (refundable)	$ 935.00
Communication Connection	
Connection of business lines - starting at $125.00	$ 125.00
Connection of internet lines - starting at $150.00	$ 150.00
Building Access Card - $30.00	$ 30.00
Furniture:	
Set-up office____ @ $45.00/office	$
Delivery___ @ $100.00/office	$
Other:	$ -
TOTAL MOVE IN CHARGES	$ 1,240.00
One month's rent abated	$ (750.00)
TOTAL FEES:	$ 1,425.00

TOWER EXECUTIVE SUITES
SERVICE AGREEMENT

STATE OF TEXAS   )

)   KNOW ALL MEN BY THESE PRESENTS:

COUNTY OF FORT BEND)

      This Agreement made this __21st__ day of _October_, 20 _09_ by and between TOWER BUSINESS CENTER, INC. herein called SERVICE, and __UtiliPoint International, Inc.__ herein called SUBSCRIBER.

      1. **DEMISE AND DESCRIPTION OF PROPERTY.** SERVICE does hereby provide SUBSCRIBER with an office suite(s) known as No. __121__ (including a pro-rata allocation to SUBSCRIBER of common area space from SERVICE), hereinafter referred to as "Premises," situated at 19901 Southwest Freeway, Sugar Land, Texas 77479. Said Agreement is subject to the terms, covenants and conditions set forth herein and SUBSCRIBER covenants, as a material part of the consideration for this Agreement, to keep and perform each and all of said terms, covenants and conditions. It is expressly understood that SERVICE is not the owner of the premises herein provided, but holds a lease of the property of which Premises are a part, and that this Agreement is and shall remain subject to all of the terms and conditions of such existing lease to SERVICE, so far as they shall be applicable to the premises herein provided and that SUBSCRIBER will comply with the provisions of SERVICE'S lease in all respects, but will acquire no rights against SERVICE'S landlord directly. It is further provided that in the event that said lease of the premises between SERVICE and its landlord shall be terminated for any reason, then this Agreement shall terminate without liability to either SERVICE or SUBSCRIBER.

      2. **USE.** Premises shall be used by SUBSCRIBER exclusively as a business office. SUBSCRIBER will not exhibit conduct that may offend SERVICE or other subscribers. Additionally, SUBSCRIBER shall not offer at the Premises any of the services which SERVICE provides to its other subscribers.

3. **TERM.** The term of this Agreement shall be for a period of _twelve (12) months_, commencing on the _1st_ day of _November_ 20 _09_, and ending on the _31st_ day of _October_, 20 _10_. The first month's rent will be abated.

      4. **BASIC FEE AND OTHER CHARGES.**
For and during the term of this Agreement, SUBSCRIBER shall pay SERVICE, as a basic fee for Premises and Telecommunications, in advance, by the first day of each calendar month, the sum of _Nine hundred thirty-five_ Dollars & 00/100's ($_935.00_) and a like sum on or before the first day of each and every successive calendar month. The first such payment, as well as the Security Deposit, shall be due and payable prior to physical occupancy of the premises by SUBSCRIBER. If the Agreement term does not commence on the first day of a calendar month, SUBSCRIBER will pay, in advance, a pro-rata portion of the Basic Monthly Fee based on the number of business days the Premises will be occupied during that month. If any payment of Basic Monthly Fee or other charges due under this Agreement is not received within five (5) calendar days after its due date, SUBSCRIBER will also pay a late charge of five (5%) percent of any amount owed to SERVICE. If SUBSCRIBER, or any person claiming through SUBSCRIBER, shall continue to occupy the SUBSCRIBER'S Premises after expiration of this Agreement without SERVICE'S prior written consent or agreement, at SERVICE'S option, such occupancy shall constitute an Event of Default and be deemed to be a "Month-to-Month Tenancy" under the same terms and conditions set forth in this Agreement, except that the Basic Monthly Fee shall be one hundred and fifty (150%) percent of the amount set forth in this paragraph. The financial terms of this Agreement are strictly confidential and SUBSCRIBER agrees not to divulge this information to any other tenant or potential tenant of SERVICE.

      The basic fee, as described above, shall be increased on the first day of the month following notification of an increase in direct operating expenses by the building landlord to SERVICE. The term "direct expenses" as used herein shall refer to the same items and costs as are used by the landlord in its determination of expenses and costs to pass on to the SERVICE. The statement of the landlord as to direct expenses shall be binding upon both SERVICE and SUBSCRIBER.

      5. **SECURITY DEPOSIT.**
SUBSCRIBER, as of this day, deposited with SERVICE the sum of _Nine hundred thirty-five_ Dollars & 00/100's ($_935.00_), the

receipt of which is hereby acknowledged by SERVICE as security for performance of SUBSCRIBER of the aforementioned terms, conditions and covenants of this Agreement to be performed and kept as well as for the cost of any repair or collections of damage. The Security Deposit, or any balance thereof, shall be returned within 30 days after SUBSCRIBER has vacated and left the Premises in an acceptable condition and surrendered all keys, cardkeys and long distance calling cards, and all charges for services have been invoiced and paid by SUBSCRIBER. If SERVICE determines that any loss, damage or injury chargeable to SUBSCRIBER hereunder exceeds the Security Deposit, SERVICE, at its option, may retain said sum as liquidated damages or may apply the sum against any actual loss, damage or injury and the balance thereof will be the responsibility of SUBSCRIBER. It is further understood and agreed that the Security Deposit is not to be considered any portion of the last Basic Monthly Fee due under this Agreement.

6. **MULTIPLE OCCUPANCY/USE.** The Basic Monthly Fee is based on the Premises/suite and services being used by _1_ person(s) only. If more than ___1___ person(s) habitually use the Premises/suite or services, the Basic Monthly Fee will be increased fifty ($50) dollars per each additional person per month.

7. **BUSINESS SUPPORT SERVICES.** For the benefit of SUBSCRIBER, SERVICE shall make available certain business support services which shall be paid by SUBSCRIBER based on actual usage. Payment shall be made by the fifth (5th) day of the month succeeding the period during which such services were rendered. Subscriber agrees to pay a late charge of five (5%) percent on any amount not paid by the fifth. In the event SUBSCRIBER fails to make such payment, SERVICE, as its option, may terminate all services upon twenty-four (24) hours notice to SUBSCRIBER. In addition, SUBSCRIBER agrees that SERVICE may deduct such amount due from the Security Deposit described in Paragraph 5.

8. **ALTERATIONS.** SUBSCRIBER will not make any alterations to SUBSCRIBER'S office unless SERVICE has provided written approval.

9. **SUBLEASE.** SUBSCRIBER may not sublease, assign or encumber SUBSCRIBER'S PREMISES.

10. **PROSELYTING SERVICE'S EMPLOYEES.** Finding, hiring, and training employees is time-consuming and expensive. SUBSCRIBER agrees that it will **not**, during the term of this Agreement, and within one year afterwards, hire any person who has been an employee of SERVICE. If SUBSCRIBER violates this paragraph, it will be liable to SERVICE for liquidated damages in an amount equal to six month's wages of the employee, at the rate last paid that employee by SERVICE.

11. **INDEMNITY.** If a claim is made against SERVICE because of some action or inaction of SUBSCRIBER or its guests, customers, invitees or visitors, SUBSCRIBER will indemnify SERVICE and hold it harmless from those claims. This indemnity includes not only the amount of any such claim, but also all of SERVICE'S costs in investigating and defending those claims including all related fees charged by SERVICE'S Legal Counsel, plus a charge at the rate of one hundred and fifty ($150) dollars per hour for any time spent by SERVICE'S employees in dealing with those claims. Further, in the event that any of SERVICE'S employees travel off premises at the request of SUBSCRIBER and that travel results in damages or exposes SERVICE to liability, then SUBSCRIBER will indemnify SERVICE and hold it harmless from any such claims or damages.

12. **LATE CHARGES.** SUBSCRIBER hereby acknowledges that late payment by SUBSCRIBER to SERVICE of the Basic Monthly Fee or other sums due hereunder will cause SERVICE to incur costs which include, but are not limited to, processing any accounting charges, and late charges which may be imposed upon SERVICE by the terms of SERVICE'S landlord. Accordingly, if any installment of the Basic Monthly Fee or of any other sum due from SUBSCRIBER shall not be received by SERVICE or SERVICE'S designee by the fifth (5th) day of the month, then SUBSCRIBER shall pay to SERVICE a late charge equal to five (5%) percent of such overdue amount. The parties hereby agree that such late charge represents a fair and reasonable estimate of the cost that SERVICE will incur by reason of the late payment by SUBSCRIBER. Acceptance of such late charge by SERVICE shall in no event constitute a waiver of SUBSCRIBER'S default with respect to such overdue amount, nor prevent SERVICE from exercising any of the other rights and remedies granted hereunder.

13. **INSURANCE.**

   (a) SERVICE has no obligation to and will not carry insurance on SUBSCRIBER'S liability coverage, personal or business property or on SUBSCRIBER'S Premises. SERVICE will not be liable to SUBSCRIBER or to any other person for damages on account of loss, damage or theft, to any business or personal property of SUBSCRIBER. SUBSCRIBER waives any claims against SERVICE from any loss, cost, liability or expense (including reasonable attorney's fees) arising from SUBSCRIBER'S use of SUBSCRIBER'S Premises or any common areas made available to SUBSCRIBER by SERVICE or from the conduct of SUBSCRIBER'S business, or from any activity, work, or thing done in SUBSCRIBER'S Premises or common areas by SUBSCRIBER or SUBSCRIBER'S agents, contractors, visitors, and employees.

(b) SUBSCRIBER shall protect, to its satisfaction, its property and employees.

(c) SUBSCRIBER agrees to defend, indemnify and hold SERVICE harmless from and against any and all claims, damages, injury, loss and expenses to or of any person or property while in SUBSCRIBER'S Premises or in the common areas of the building of which the Premises are a part.

14. **RIGHT OF ENTRY.** SERVICE has the right to enter SUBSCRIBER'S Premises at any reasonable time to make repairs, alterations or improvements, or to show the Premises to prospective tenants, and in the ordinary course of providing services requested by SUBSCRIBER. SERVICE'S right of entry shall include the right to enter upon the Premises for the purposes of inspection. SERVICE shall have a key to Premises.

15. **WAIVER.** If SERVICE allows any default or variance in this Agreement, that will not constitute a waiver of its rights. No matter how many times SERVICE allows the default or variance, or a variety of defaults or variances by SUBSCRIBER or others, it may still, without advance notice, require strict adherence to this Agreement or prohibit future variances. Nothing will change the terms of this Agreement, or extend it, or add to it, unless in writing and signed by SERVICE and SUBSCRIBER.

16. **RENEWAL.** No later than sixty (60) days prior to expiration of this Agreement, SUBSCRIBER must advise SERVICE as to SUBSCRIBER'S intent to occupy the Premises beyond the expiration date. If SUBSRCIBER does not advise SERVICE otherwise by that time limit, then SUBSCRIBER'S occupancy may be continued, at SERVICE'S option, on a month-to-month basis, at an increased rate equal to the Basic Monthly Fee plus fifty (50%) percent. The Basic Monthly Fee will be due for the entire month, and there will be **no** pro-ration for a partial month of use.

17. **VACATING.** SUBSCRIBER shall give sixty (60) days written notice prior to vacating premises. At the expiration of this Agreement, unless otherwise agreed, SUBSCRIBER will promptly vacate the premises. SUBSCRIBER agrees to pay one-hundred fifty dollars ($150.00) per office for repainting and cleaning the carpet. SUBSCRIBER shall turn in its keys, and provide SERVICE with a forwarding address and telephone number. SERVICE shall have the right to show SUBSCRIBER'S office during the sixty (60) day period prior to the end of this Agreement.

18. **MAIL FORWARDING.** After termination or expiration of this Agreement, it is SUBSCRIBER'S responsibility to notify all parties of SUBSCRIBER'S new address. SERVICE will forward mail to SUBSCRIBER'S new address for a period of thirty (30) days, and will bill SUBSCRIBER for postage, supplies, and secretarial time. After that time, SUBSCRIBER may contract with SERVICE to continue mail forwarding for a monthly rate plus secretarial time, postage, and supplies. Absent such an arrangement, mail will be returned to sender.

19. **EVENTS OF DEFAULT.** The following are Events of Default:

(a) Basic Monthly Fee becomes more than ten (10) days past due;
(b) Service Charges become more than ten (10) days past due;
(c) SUBSCRIBER becomes insolvent, makes an assignment for benefit of creditors, or files a voluntary petition under any bankruptcy or insolvency law, or has filed against it an involuntary petition under any such law;
(d) Default in any other terms of this Agreement, but only if SERVICE gives SUBSCRIBER written notice of the default, and SUBSCRIBER fails to cure the default with five (5) days of the notice. In the event of a recurring default, SERVICE will give SUBSCRIBER five (5) days notice to cure for the first Event of Default. Thereafter, SERVICE need give SUBSCRIBER no notice or the same notice for a substantially similar default.

20. **REMEDIES.** On Default, SERVICE may choose any or all of the following remedies:

(a) Terminate this Agreement;
(b) Accelerate the Basic Monthly Fee, and demand all sums due immediately;
(c) Take possession of all property in SUBSCRIBER'S office or stored by SUBSCRIBER on the Premises and store it, at SUBSCRIBER'S expense, until taken in full or partial satisfaction of default;
(d) Deny access to the Premises as well as SERVICE'S space by SUBSCRIBER and deny use of any of the services; and

(e) Any other remedies allowed by law.

21. ADDITIONAL CHARGES UPON DEFAULT. In the Event of Default, SUBSCRIBER will be liable for the following additional charges:

    (a) Attorney's fees and expenses incurred by attorney's;
    (b) Time spent by any of SERVICE'S employees, at the rate of one hundred ($100) dollars per hour;
    (c) Interest on any unpaid sum at eighteen (18%) percent per annum;
    (d) Any other costs incurred by SERVICES as a result of the default.

22. OTHER CONSEQUENCES OF DEFAULT. In the Event of Default, SERVICE may immediately cease providing SUBSCRIBER with any or all services, including telecommunications service.

23. NOTICES. Any notice under this Agreement must be in writing to the last address of the party to whom notice is to be given, as designated by such party. SERVICE hereby designates its address as:

    Tower Executive Suites, Inc.
    19901 Southwest Freeway
    Sugar Land, Texas 77479

SUBSCRIBER hereby designates its address as:

    UtiliPoint International, Inc.
    Attn: David Chavez
    6000 Uptown Blvd NE, Suite 314
    Albuquerque, NM 87110

24. RULES AND REGULATIONS. SUBSCRIBER shall comply with the rules and regulations (as changed from time-to-time) attached to this Agreement and made an integral part hereof. SERVICE shall enforce such rules and regulations in a uniform and non-discriminatory manner.

25. RETURNED CHECK. If a SUBSCRIBER check is returned for any reason at all, SUBSCRIBER will pay an additional charge of fifty ($50) dollars per returned check. If a check is returned, then, for purposes of calculating late charges or Events of Default, it will be as if the payment represented by the check had never been made.

26. RIGHT TO RELOCATE. SERVICE reserves the right, on thirty (30) days written notice to SUBSCRIBER, to substitute other premises within the Executive Suites for the premises described herein or to make available such other premises within another Executive Suite should circumstances dictate; provided, however, that the substituted premises shall contain at least the same square footage as the original leased premises without increase in rental. SERVICE agrees to pay reasonable moving expense of the SUBSCRIBER incidental to such substitution of premises. SUBSCRIBER shall have the right to terminate this Service Agreement if SERVICE exercises this right to relocate.

27. ENTIRE AGREEMENT. This Agreement, including Attachments, expresses the entire understanding and all agreements of the parties. Neither party has made or shall be bound by any agreement or representation to the other party which is not expressly set forth herein. This Agreement may not be modified orally or in any manner other than by an amendment in writing signed by both parties hereto.

28. SMOKING PARAGRAPH. Smoking is not permitted anywhere. All common areas, hallways, conference rooms, work areas, restrooms, lobbies, coffee bars, etc. are designated as non-smoking areas. SUBSCRIBER shall not smoke in any area designated as non-smoking.

IN WITNESS WHEREOF, the parties to this Agreement have hereunto set their hands in duplicate, the day and year above written.

SERVICE: SUBSCRIBER:

TOWER BUSINESS CENTER, INC.   UTILIPOINT INTERNATIONAL, INC.



By:_____   By:_____
        Sandy R. Black   David Chavez
        President   Controller

Date: _____   Date: _____10/22/09_____

RULES AND REGULATIONS

1. SUBSCRIBER agrees to be the only occupant of SUBSCRIBER'S PREMISES unless previously approved by SERVICE for an additional monthly charge.
2. SUBSCRIBER agrees that all secretarial work, unless previously agreed upon with SERVICE, shall be performed by SERVICE.
3. SUBSCRIBER agrees to pay an additional fee for telephone answering in the event SUBSCRIBER'S business generates an unusually large volume of calls (50 calls per week). Should SUBSCRIBER desire to run advertisements which generate volume calls, SUBSCRIBER agrees to pay an additional secretarial fee. Such fee shall be negotiated between SUBSCRIBER and SERVICE prior to placement of the advertising.
4. For your protection, SERVICE requests that all outside doors remain locked prior to 8:00 a.m. and after 5:00 p.m., Monday through Friday and during the weekend.
5. Unless previously agreed upon with SERVICE, SUBSCRIBER shall not bring equipment, such as a copy machine, postage machine, etc., into premises.
6. SUBSCRIBER agrees that any painting or redecorating of premises must first be approved by SERVICE.
7. SERVICE has available for SUBSCRIBER'S use, picture hangers to affix plaques, pictures, etc. to the walls.
8. No advertisement or identifying signs or other notices shall be inscribed, painted or affixed on any part of the corridor doors or public areas.
9. SUBSCRIBER may leave the door premises open as long as the interior is businesslike and conversations and/or music are not distracting to others.
10. SUBSCRIBER shall use a chair mat.
11. SUBSCRIBER will use cell phone in SUBSCRIBER'S leased office only.
12. SUBSCRIBER will keep all corridors free of empty boxes and trash in compliance with the fire safety rules.
13. SERVICE requests that secretarial work be given to the secretary as early in the day as possible in order to be completed by 5:00 p.m. Every effort shall be made to return secretarial work as soon as possible on a "first-in, first-out" basis. This does not include contract mailing or multi-letter typing.
14. Mail must be received by secretary no later than 60 minutes before the scheduled building mail pick-up in order to be included in that evening's mailing.
15. SERVICE'S personnel will not work after 5:00 p.m. or on weekends or holidays without the express consent of SERVICE.
16. Should SUBSCRIBER require special wiring for business machines or otherwise, such wiring shall be done at SUBSCRIBER'S expense by an electrician designated by SERVICE. SUBSCRIBER is limited to two lines through the central telephone system unless approved by SERVICE for an additional monthly charge.
17. SERVICE and its agents shall have the right to enter SUBSCRIBER'S PREMISES at all reasonable hours for the purpose of making repairs, alterations, or additions which shall be deemed necessary for the preservation, safety, or improvement of said office.
18. SUBSCRIBER shall give SERVICE and its agents immediate access to show said premises on SUBSCRIBER giving notice of intent to vacate.
19. SUBSCRIBER is not permitted to smoke on said Premises.
20. SUBSCRIBER shall, at all times during the term hereof, conduct its business on the premises in an orderly and businesslike fashion, and shall not interfere with the operations of other subscribers situated in and about the premises of which SUBSCRIBER'S PREMISES are a part. In the event the activities of SUBSCRIBER, including those of its customers, guests or invitees, is, in the opinion of SERVICE interfering with the business and operation of other subscribers in and about the premises, SERVICE shall notify SUBSCRIBER, in writing, of SUBSCRIBER'S violation of this rule, and SUBSCRIBER shall cease such activity or cause the cessation of same by its customers, guests or invitees within five (5) days from the date of such notice, failing which shall constitute a default by SUBSCRIBER under this Agreement.
21. SERVICE reserves the right to make such other reasonable rules and regulations as in its judgment may from time to time be needed for the safety, care, cleanliness and orderly operation of the premises.
22. SUBCRIBER will not be permitted to move furniture in or out of the building except after 5:00pm. Entry doors to the building cannot be propped open at any time for any reason. Floor protection must be provided for unusually heavy furniture or equipment.